ARC Document Solutions, Inc.	Tel (925) 949-5100
1981 N. Broadway, Suite 385	Fax (925) 949-5102
Walnut Creek, CA 94596	http://www.e-arc.com

July 26, 2013

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	ARC Document Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-32407
Filed March 13, 2013

Ladies and Gentlemen:

We refer to Carlos Pacho’s letter dated July 3, 2013 which sets forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2012 of ARC Document Solutions, Inc. (the “Company”). Please find our responses to the Staff’s comments set forth below. For your convenience, we have copied each of the comments in Mr. Pacho’s letter immediately preceding our response thereto.

Form 10-K for the Year Ended December 31, 2012

Staff Comment #1 (Significant Accounting Policies, Goodwill, pages 30 – 31)

Please tell us the reason for the change in your reporting units from 45, to 37 to 27 at December 31, 2010, 2011 and 2012, respectively, and your basis for reallocation of goodwill between these reporting units. We note that the number of reporting units that failed step one of the goodwill tests has declined during these periods despite continuing decreases in revenues and gross margin, and downward adjustments in certain assumptions used for forecasted EBITDA for future periods.

Response to Comment #1

In response to Staff Comment #1, the Company advises the Staff that the reduction in the number of the Company’s reporting units from 45, to 37 to 27 at December 31, 2010, 2011 and 2012, respectively, was driven by a fundamental change in the way the Company operates and manages its business: in general, from decentralized operations to more centralized operations. From the late 1990’s through 2008, the Company grew primarily through acquisition. However, in recent years, with the reduction in the level of business activity in the non-residential construction industry and accordingly a reduction in the Company’s revenues, the Company has transitioned into a consolidation phase of its lifecycle. The Company’s strategic emphasis, over the past several years, has been to drive efficiencies within the organization, as there have been very few additional acquisitions. As part of this consolidation and initiative to gain scale efficiencies, the Company implemented, among other things, a consolidation of brands and management structure, which has ultimately led to a consolidation of reporting units. By consolidating some of the Company’s former reporting units, the Company has been able to realize certain operational efficiencies in response to declining revenues and profitability, as well as increase the speed at which the Company can execute strategic decisions and respond to changes in the marketplace.

From 1997 through 2008, acquisition activity was a significant factor in the Company’s growth with over 130 acquisitions during that time period. During this time, many of the acquired companies retained their local business names in order to maintain strong local identity and customer relationships. However, after 2008 there was a precipitous drop in non-residential construction and relatedly a significant consolidation of the Company’s larger customers and prospects. Therefore, in 2011, in response to these changes in the Company’s markets, the Company rebranded its operations to “ARC” versus the historical local brand names. This move to one brand was intended to highlight the broader scope and scale of the Company’s services, particularly to national and global customers. It also coincided with a change in the Company’s sales philosophy from “sell the local office” to “sell the corporate office which will mandate the business from the local offices.” During this rebranding effort, the Company merged various reporting units to (1) better align its operations and sales territories to that of its customers, (2) quickly respond to the evolving needs of companies operating in the architectural, engineering and construction industry (“AEC”), its primary market, (3) to reduce costs, and (4) eliminate redundant business practices.

The consolidation of the Company’s former reporting units also allowed the Company to realize operational economies of scale by combining operational staff, sales staff, back-office functions and management hierarchies into a single larger more efficient reporting unit. The process of consolidating reporting units involves the following activities:

1.	The combination of all assets of the former reporting units into a new reporting unit. All assets of the former reporting units are used to serve any customer in the new reporting unit allowing the Company to realize the operational efficiencies and economies of scale referenced above.

2.	The combination of all personnel of the former reporting units into a new reporting unit. All personnel including sales, operations, and management of the former reporting units are combined into a single hierarchy under the new reporting unit. This allowed for a more streamlined operational and management structure, ultimately resulting in a reduction of employee headcount.

3.	The combination of customer-facing activities of the former reporting units into a new reporting unit. Following the consolidation of reporting units, all customer interaction is conducted on behalf of the new reporting unit. This interaction includes: the delivery of a single invoice to the customer on behalf of the new reporting unit; standardization of customer pricing across all former reporting units, as the former reporting units had some of the same customers; providing customer service at any location in the new reporting unit; and managing the customer relationship across the new reporting unit.

4.	The combination of back-office support functions of the former reporting units into a new reporting unit. Back-office support functions include payroll, accounting, collections and human resources functions. When the Company’s reporting units are combined, the support functions are combined into a single hierarchy. The activities associated with the combination include moving all accounting records and billing processes into a single accounting system for the new reporting unit, after which discrete financial information is available for only the new reporting unit.

When reporting units are consolidated, the goodwill assigned to those former reporting units is combined along with all other assets of the former reporting units. Following the consolidation of former reporting units, discrete financial information for the former reporting units is unavailable as all financial information is combined at the time of the consolidation. This is the basis for assignment of goodwill when merging reporting units.

As set forth in ASC 350-20-35-45, when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the goodwill of the reporting units affected should be reassigned based on their relative fair values. As the Company was consolidating reporting units over the last two years, there was no reallocation necessary, except for one instance in 2011 when one former reporting unit was split into two new reporting units, and its related goodwill (representing less than 5% of the Company’s goodwill balance at the time) was allocated based on the relative fair value of the new reporting units.

In accordance with ASC 350, “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination.” As explained above, as the Company combines reporting units, the new reporting unit will receive all benefits from the synergies of the combination, and as such, all goodwill from the former reporting units is combined and allocated to the new reporting unit. The decline in the number of the Company’s reporting units, including the number of the Company’s reporting units that failed step one of the Company’s goodwill impairment analyses, were driven by the consolidation of reporting units. The decision to consolidate the Company’s reporting units was strictly made based on the business reasons noted above, and the related potential impact to goodwill balances in the future played no part in the decision.

Staff Comment #2 (Significant Accounting Policies, Goodwill, pages 30 – 31)

We note that to estimate the fair value of your reporting units used during the last three years, you consistently used the same assumptions in arriving at projected EBITDA margin. Specifically, you projected a slight increase in revenue in the next year, followed by increases of 150 to 200 basis points the next two years, with stabilization in the following year. You also indicate that these projections are driven, in part, by anticipated industry growth rates, anticipated GDP growth rates, customer composition and historical performance. Explain to us in detail your basis for your assumptions. In this regard, we note: (1) on page 15 the significant and steady decline in revenues from $518 million in 2008 to $241 million in 2012; (2) the significant goodwill impairment charges recorded in each of the last five years; and (3) your disclosure in your income tax footnote on page F-19 for determining the valuation allowance.

Response to Comment #2

In response to Staff Comment #2, the Company advises the Staff that the Company uses the best available information it has at the time of its projections. It relies on a variety of internal and external sources and those sources and types of assumptions are relatively consistent year to year. However, not only does the information for these assumptions (i.e. the data inputs) change from year to year, the relative reliance on each trend or source changes from year to year as well. One trend that the Company has seen consistently in third party forecasts since the beginning of the recession in 2008, and the associated precipitous drop in construction activity (specifically in the non-residential construction industry segment), is the expectation that “next year will be better.” Over time, as construction activity failed to meet third party forecasts, and as the Company’s traditional reprographics business continued to be eroded by digitalization, the Company reduced its relative reliance on an improving non-residential construction view provided by third parties and relied more on inputs based on then-current Company specific or “internal” business trends. Therefore, although the profile of the projection has appeared to be consistent, the reasons behind the projection have changed and moved from a greater reliance on third party industry outlook to a greater reliance on Company specific trends. In future filings, the Company will increase the level of detail in the disclosure of its assumptions to better clarify the source of the assumptions, as well as its reliance on those sources, being used in its projections.

As previously stated, the Company uses the best available information it has at the time of its projections, including those available at the time of its impairment tests. It relies on a variety of internal and external sources, and those sources and types of inputs are relatively consistent year to year. Sources include, but are not limited to:

•

Projected growth rates of the AEC industry by segment (i.e., AEC residential and AEC non-residential) published by FMI, the largest provider of management consulting and investment banking services to the engineering and construction industry. FMI tracks historical construction spending and based on historical trends and research performed, projects future construction spend. It should be noted that approximately 76% of the Company’s revenue is derived from the AEC industry with over 90% of that revenue coming from the AEC non-residential sector;

•	Projected GDP growth rates provided by leading financial institutions, economists and financial consulting firms;

•	Estimated composition of the Company’s customer base (non-AEC, AEC residential and AEC non- residential) by reporting unit at the time of the impairment analysis;

•	Historical revenue and EBITDA margin performance of the reporting units. The Company reviewed historical revenue trends and the resulting EBITDA margin changes; and

•	The then current, Company specific initiatives that affected the entire Company or specific reporting units, such as cost cutting initiatives (e.g. headcount reductions etc.).

Revenue projections for each of the Company’s reporting units include the estimated respective customer composition for each reporting unit (i.e. AEC Residential, AEC Non-Residential and Non-AEC), year-to-date revenue at the time of the goodwill impairment analysis, and projected growth rates for the related customer types. For example, projections for Non-AEC revenue are generally based on GDP forecasts, whereas AEC revenue is generally based on FMI forecasts. Historically, these inputs, particularly FMI forecasts, had been reasonable indictors of future activity and therefore revenue for the AEC industry and thereby the reprographics industry.

Goodwill impairment analysis as of September 30, 2010

Industry growth projections as of September 30, 2010 indicated that AEC industry growth (especially in the non-residential sector) would remain relatively flat or have modest growth in 2011, with continued growth in the following years, and the overall economy would experience stable 2-3% growth in each year following the analysis.

In examining the Company’s historical performance, the Company’s revenue continued to decrease from 2009 to 2010, albeit at a reduced rate. The largest contributing factor in the Company’s revenue decline from 2009 to 2010 was the decline in its traditional reprographics business.

The Company’s traditional reprographics business has historically been construction project-based, with revenue growth and declines directly related to private, non-residential construction activity for the period. As of September 2010, the Company’s historical performance directionally tracked the overall non-residential construction activity. This relationship supported the Company’s assumption that forecasted increases in the AEC industry would translate into increased revenue from the AEC industry.

Goodwill impairment analysis as of September 30, 2011

Industry growth projections as of September 30, 2011 remained fairly consistent with 2010 projections, and indicated that AEC industry growth (especially in the non-residential sector) would remain relatively flat or have modest growth in 2012, with continued growth in the following years. In addition, GDP forecasts were consistent with 2010, indicating that the overall economy would experience stable 2% growth in each year following the analysis.

In examining the Company’s historical performance, the Company’s revenue continued to decline from 2010 to 2011, albeit again at a reduced rate. The Company’s revenue decline from its traditional reprographics business was again the largest contributor to the overall revenue decline, offset in part by growth in its revenue from onsite services. The increase in onsite services was primarily due to an increase in managed print services, a relatively new onsite service offering introduced during the recession to help diversify the Company’s revenue sources.

At the same time, the Company saw the trend in year-over-year changes in reprographics revenue diverge directionally from the year-over-year changes in overall construction activity. As a result, for its 2011 goodwill impairment analysis, the Company’s revenue forecast was adjusted to place a greater reliance on its historical results and internal forecasting for the short-term (i.e. less than two years), and continued to rely on industry growth data for its long-term forecast. Although the assumptions yielded similar results to the 2010 analysis, the relative reliance on the inputs was different year-over-year.

Goodwill impairment analysis as of September 30, 2012

Industry growth projections as of September 30, 2012 indicated that the AEC industry would experience moderate growth in 2013 with continued growth in the following years, while the overall economy would experience stable 2% growth in each year following the analysis. In examining the Company’s historical performance, the Company’s revenue continued to decrease from 2011 to 2012 driven again by the decline in reprographics revenue, but offset significantly by continued growth in the Company’s onsite services revenues.

In 2012, the Company saw the divergence continue to grow between the year-over-year change in construction activity and the year-over-year change in revenue from traditional reprographics. While the construction market appeared to begin its slow recovery in 2012, the Company believed that there was a growing body of evidence that revenue from traditional reprographics would not recover at the same pace for the following reasons:

•	Customers are changing their workflow patterns and thereby their document and printing needs; and

•	Customers are increasingly adopting technology and digital document management practices.

These observations were not as easily detected in the years prior to 2012 given the low level of construction activity occurring in the marketplace.

While the divergence in trends described above led the Company to forecast continued declines in its traditional reprographics business, revenue growth in its onsite services business continued to build through 2012. Therefore, on a consolidated basis, the Company forecasted a slight drop in revenue from 2012 to 2013. The Company’s revenue from onsite services totaled $81.3 million, or 26% of the Company’s total revenue for the nine months ended September 30, 2012, and increased $6.0 million or 8% compared to the same period in 2011. Conversely, revenue from traditional reprographics totaled $98.4 million, or 32% of the Company’s total revenue for the nine months ended September 30, 2012, and decreased $14.2 million or 13% compared to the same period in 2011. The Company’s onsite services revenue was approaching the size of traditional reprographics revenue and was on track, based on historic growth rates and then current pipeline of activity, to surpass traditional reprographics revenue.

Due to these factors – (1) the divergence between historic revenue growth rates and AEC non-residential construction growth rates and (2) the “dilution” of traditional reprographics as the Company’s dominant business line—the Company increased its reliance upon internal sources for its short-term revenue forecast for the 2012 goodwill impairment analysis. The analysis was based primarily on historical performance of each of the reporting units, and utilized industry data adjusted to incorporate the aforementioned impact of customer’s changing print needs and use of technology to derive its long-term revenue growth forecast.

Forecasting EBITDA Margins

Once the forecasted revenue was established for each of the reporting units based on the process noted above, the Company would use the current year EBITDA margin as the base line for forecasting its future EBITDA margins. In general, the Company’s EBITDA margins are significantly affected by (1) revenue trends and (2) cost management initiatives.

Revenue trends impact Company EBITDA margins because a significant portion of the Company’s cost of sales are considered relatively fixed, and therefore an increase in forecasted revenue (particularly when combined with any cost management or productivity enhancement initiatives) would result in meaningful gross margin expansion. Similarly, a significant portion of the Company’s selling, general, and administrative expenses are considered fixed. Hence, in forecasting EBITDA margins, significant reliance was placed on the historical impact of revenue trends on EBITDA margin.

In addition to utilizing historical cost trends at varying revenue levels, the Company also considered implemented or planned changes to the cost structure for each of its reporting units which would impact that unit’s forecasted EBITDA margin.

Changes in a reporting unit’s cost structure which were considered, and which positively impacted the forecasted EBITDA margins, included, among other things, the following:

•	cost savings achieved through the reduction of the Company’s service center footprint across North American reporting units, including headcount reductions;

•	scale efficiencies resulting from the consolidation of reporting units, as described in the Company’s response to the Staff’s comment #1 above; and

•	headcount reductions including streamlining middle and upper management.

Changes in a reporting unit’s cost structure which were considered, and which negatively impacted forecasted EBITDA margins, included, among other things, the following:

•	additional investments in technology (primarily in the form of increased labor for software development and support) to facilitate growth in the Company’s technology-enabled services;

•	investment in the Company’s sales force in order to support its internal growth initiatives; and

•	employee bonuses based on the change in the Company’s financial performance.

It should be noted that although revenue has continued to decline for the past five years, the Company has executed a number of initiatives to ensure that the Company’s costs and resources are in line with its current portfolio of services and products and its level of revenue. Among these initiatives was the implementation of a restructuring plan in the fourth quarter of 2012. The activities identified in the restructuring plan were taken into account at the time of the 2012 forecast for goodwill (because the plan was devised during the third quarter) and indicated EBITDA margin expansion in 2013 and beyond. During the three months ended March 31, 2013, revenue as compared to the same period in 2012 decreased by $3.5 million or 3%. Despite the decrease in revenue of 3%, adjusted EBITDA margins increased by 50 basis points. The Company’s expanding margins on a revenue decline can be attributed to initiatives implemented in 2012 and the further stabilization of revenue (i.e. 3% drop in 2013 vs. 4% in 2012), and suggests continuing margin expansion in future periods.

In summary, as the Company has evolved as a result of the decline in private, non-residential construction, so has its forecasting. Although many of the sources and types of inputs have remained the same in its forecasting process, the reliance the Company has put on those sources in different years has changed. The Company relied considerably on FMI forecasts when there was evidence of a directional correlation in growth rates and when evidence of the erosion of that directional correlation became significant, the Company increased its reliance on internal trends although still taking into account other sources. Our 2013 first and second quarter results are in line with the forecast made in 2012.

Although the output of our forecasting process may appear as if we “used the same assumptions,” the Company has in fact, changed the inputs and its reliance upon different inputs each year. Every year when the Company undertakes a forecast, we develop our inputs based on the best information available at that time. We gather inputs from a variety of sources (internal and external, historical and prospective) and evaluate and change our relative reliance on each input and source based on our best judgment as to the correlation or other merit of that input in a forecast.

Lastly, specifically in response to the Staff’s note regarding the valuation allowance determination, the Company followed the guidance outlined in ASC 740. In accordance with ASC 740, the Company evaluates its deferred tax assets to determine if a valuation allowance is required based on the consideration of all available evidence using a “more likely than not” standard, with significant weight being given to evidence that can be objectively verified. In 2011 and 2012, the Company determined that cumulative losses for the preceding twelve quarters constituted sufficient objective evidence that a valuation allowance on certain deferred tax assets was needed.

ASC 740-10-30-23 states that an entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. The Company determined that the weight of objective negative evidence of cumulative losses for the preceding twelve quarters was too great to be overcome by positive evidence that might support a conclusion that a valuation allowance is not needed as provided in ASC 740-10-30-22. The Company’s assumption-driven forecast used in its goodwill impairment analysis did not contain the type of sufficient positive evidence needed to preclude a valuation allowance against certain of its deferred tax assets as required by ASC 740-10-30-17.

Staff Comment #3 (Significant Accounting Policies, Goodwill, pages 30 – 31)

We note your disclosure that given the increased uncertainty in the timing of the recovery of the construction industry, and the increased uncertainty in the economy as a whole, as well as the significant decline in the price of your Notes (resulting in a higher yield) and a decline of your stock price during the third quarter, you concluded that it was appropriate to increase the estimated weighted average cost of capital (WACC) of your reporting units as of September 30, 2011. You also disclosed that the increase in your WACC was the main driver in the decrease in the estimated fair value of reporting units during the third quarter of 2011, which in turn resulted in the goodwill impairment. We also note that you used a WACC that ranged from 14% to 16% in your September 30, 2011 impairment test, depending upon the size and risk profile of the reporting unit. In this regard, explain to us in detail why you reduced the range to 13% to 15% in your September 30, 2012 impairment test.

Response to Comment #3

In response to Staff Comment #3, the Company advises the Staff that the decline in the WACC used for the Company’s goodwill impairment analysis in 2012 compared to 2011 was due to the following:

1)	a decline in the underlying risk free rate;

2)	reductions in cost of capital for companies operating in similar industries; and

3)	continued stabilization in the Company’s performance.

The table below shows the changes in the rates above from 2011 to 2012:

	2011	2012	Variance
“Proxy” Risk Free Rate (20-year Treasury Yields)(a)	3.89%	2.62%	(127bps	)
Median WACC (SIC 73 “Business Services”) (b)	13.73%	11.92%	(181bps	)
Median WACC (SIC 738 “Miscellaneous Bus. Svcs.”) (b)	13.55%	11.69%	(186bps	)
Median WACC (SIC 7389 “Bus. Svcs. Not Elsewhere Classified”) (b)	13.60%	11.61%	(199bps	)
ARC Adjusted YoY EBITDA Margin Change (Actual)	(120bps )	(80bps )	40bps

(a)	Source: federalreserve.gov

(b)	Source: Ibbotson® Cost of Capital Yearbook

From the time of the Company’s goodwill impairment analysis at September 30, 2011 to the Company’s goodwill impairment analysis at September 30, 2012, the 12-month average yield of the 20-year Treasury Note declined approximately 130 basis points year-over-year.

In addition to examining broad market trends described above, the Company gathered cost of capital data for its major industry group (Business Services), along with data from appropriate industry subcategories. The Company found that the median weighted average cost of capital published by Ibbotson for its major industry group declined approximately 180 basis points. Similar data from specific industries falling within the Company’s major industry group showed declines of over 180 basis points over the same period.

As noted in the Company’s response to Staff Comment #2 above, the Company’s financial performance continued to stabilize in 2012. The precipitous declines in revenue in 2009 and 2010 (i.e., over 10%) slowed in 2011, and continued to stabilize in 2012 (4% drop) as did the decline in EBITDA. The stabilization was driven by growth in the Company’s onsite services revenue, which partially offset continued declines in the Company’s traditional reprographics revenue. In addition, the Company undertook strategic initiatives in 2012 to gain efficiencies of scale by, among other things, streamlining the management structure and reducing the footprint of its North American service centers. These initiatives resulted in cost savings through removing direct costs from the Company’s operations (e.g. headcount reductions), as well as through the absorption of fixed costs across larger reporting units. As a result of these changes in the Company’s business during 2012, the Company concluded that it was not necessary to increase its Company-specific risk element used in determining its WACC. In addition, the Company determined that there was no material additional forecasting risk in 2012 compared to 2011.

The Company determined that the declines in 20-year Treasury Note yields (i.e., the proxy risk free rate), declines in industry-specific costs of capital, and no increased Company specific risks as compared to 2011 provided the evidence needed to support the 100 basis point drop in the Company’s WACC used for its goodwill impairment analysis in 2012.

Financial Statements for the Years Ended December 31, 2012 and 2011

Staff Comment #4 (Note 2, Significant Accounting Policies, Segment and Geographic Reporting, page F-11)

Tell us whether your operations based in China are considered an operating segment, as defined in ASC 280-50-1. If it is an operating segment, explain to us how you concluded that the criteria of ASC 280-50-11 are met regarding similar economic characteristics for the United States and China operations.

Response to Comment #4

In response to Staff Comment #4, the Company advises the Staff that the Company’s operations based in China are considered an operating segment, as defined in ASC 280-10-50-1, due to having the following characteristics:

•	the Company’s China operations earns revenues and incurs expenses;

•	its operating results are regularly reviewed by the Company’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

•	its discrete financial information is available.

The Company concluded that the aggregation criteria of ASC 280-10-50-11 for its United States and China operations are met as they: (1) have similar economic characteristics, (2) offer similar products and services, (3) have similar production processes, (4) have the same types of customers (and in some cases the identical customer), (5) provide services and distribute products in a similar manner , and (6) are not impacted by the nature of the regulatory environment, as the Company believes that ASC 280-10-50-11 (e) is not applicable to the Company’s industry.

The Company began its China operations in 2008, and from 2008 to 2010, the operations were fairly insignificant, making up less than 2% of the service centers the Company operates. In 2011 and 2012, the operations have grown to represent 5% and 7%, respectively, of the Company’s service centers. In assessing the similar economic characteristics between its United States and China operations the Company considered, among other items, its long-term financial performance objectives and the average gross margins of each. In determining internal performance objectives, no distinction is made by the Company between the Company’s operations in the United States or China in determining Company-wide organic sales growth percentage and margin requirements. The Company has an established long-term operating plan with specific goals to achieve minimum performance targets that are uniform across all operating segments, including China. The performance target is a consistent target for all operating segments to achieve.

Since the Company’s entry into the China market, the Company’s plan has been to replicate its United States operations, structure, and financial performance in China. The Company’s China operations had gross margins of 18% in 2011, 22% in 2012, and is on pace for 24% in 2013, working towards a goal of being comparable with the U.S. average of approximately 32%. The difference between the gross margins in the United States and China was driven primarily by product mix, with lower-margin equipment and supplies sales accounting for a larger percentage of China’s revenue. The Company is focused on driving a more optimal product mix in China to increase their margins to that of the Company’s operations in the United States within the next three to five years. As part of this initiative, the Company has opened new service centers in China with plans to increase its traditional reprographics sales in China. In addition, the Company has been working with its sales force in China to more effectively communicate the benefits of the Company’s onsite services to its Chinese customers, which should result in long-term growth in onsite services. China is a relatively new market for the Company and, hence over the long term, the Company anticipates that the gross margins of its China operations will be in line with that of its United States operations. Further, the Company’s China operations have made progress in narrowing the difference in gross margins through implementation of the initiatives noted above. Based on the early stage of the Company’s operations in the Chinese market and the margin trends, the Company believes it has similar economic characteristics.

Based on the above the Company concluded that the United States and China operations met the similar economic characteristics aggregation criteria of ASC 280-10-50-11 and considered the following in assessing the other aggregation criteria of ASC 280-10-50-11:

•

Products and services: The product and service offerings of the Company’s operations in the United States and China include: Onsite Services, such as Managed Print Services (“MPS”) and Facilities Management (“FM”) in which the Company provides services at its customers’ locations; Digital Services including digital shipping/managed file transfer, scanning services and software and web-based document management applications; Color Services which include specialized color printing; Traditional Reprographics Services which include project-related printing of construction documents provided at one of the Company’s service centers; and Equipment and Supplies Sales. All of these products and services are substantially similar whether provided in China or the United States.

•

Production processes: The Company’s United States and China operations produce or manage the production of small (11”x17” and smaller) and large (greater than 11”x17”) format copies in black-and-white and color using similar digital scanning and printing output devices. In addition, all operating segments, including its operating segment in China, utilize virtually identical technological means to store, manage, and make available for printing digital files.

•

Types or classes of customers: The majority of the Company’s revenues are derived from customers in the AEC industry. These AEC customers, who are serviced by all operating segments, including its operating segment in China, are of the same class and their needs – digital management and hard-copy production of frequently-revised large format construction plans and small format specifications documents – are of an essentially identical type. Additionally, the Company has global AEC customers serviced by different operations in multiple geographies, including the China operations.

Demand for the Company’s products and services outside the AEC industry is from a broad range of customers not limited to a particular industry segment, but which depend on the same basic set of services and products as the AEC customer – notably Onsite and Offsite Services, digital document management, specialized Color Printing and Equipment and Supplies Sales.

•

Methods used to distribute products and provide services: The Company’s United States and China operations provide distribution and logistical services, including physical pick-up of customer documents, physical delivery of finished hard copy documents, and packaging of finished documents for shipment with third party couriers. In addition, all operating segments offer the Company’s cloud-based document management services, as well as online purchasing and fulfillment to customers.

Given the uniform financial expectations for the Company’s operations in the United States and China, and because each of the applicable aggregation criteria have been met, the Company aggregated its operating segment in China with those in the United States. The Company believes that separate presentation of China information will not add significantly to an investor’s understanding of the Company since the operating segments in the United States and China have similar characteristics and are being managed toward the same future targets. Lastly, it should be noted that the Company’s operations in China accounted for 8% of its consolidated revenue in 2012.

* * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (925) 949-5115.

Date: July 26, 2013

/s/ JOHN E.D. TOTH
John E.D. Toth
Chief Financial Officer, Secretary (Principal Financial Officer)